Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the Starboard Investment Trust and to the use of our report dated July 28, 2020 on the financial statements and financial highlights of Adaptive Hedged Multi-Asset Income Fund (formerly, Adaptive Hedged Income Fund), Adaptive Fundamental Growth Fund, Adaptive Hedged High Income Fund, Adaptive Tactical Outlook Fund (formerly, Adaptive Tactical Economic Fund), and Adaptive Tactical Rotation Fund (the “Predecessor Funds”), each a series of shares of beneficial interest in Starboard Investment Trust. Such financial statements and financial highlights appear in the Predecessor Funds’ May 31, 2020 Annual Report to Shareholders which is incorporated by reference into the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania
July 20, 2021